FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

RepliCel Life Sciences Inc. (the “Company”)
Suite 2020 – 401 West Georgia Street
Vancouver, BC V6B 5A1

Item 2.	Date of Material Change

December 16, 2015

Item 3.	News Release

News Release was disseminated via Marketwired on December 16, 2015.

Item 4.	Summary of Material Change

                         The Company announced changes to its officers and directors.

Item 5.	Full Description of Material Change

5.1      Full Description of Material Change

                          Change of Officers and Directors

The Company has appointed Lee Buckler (“Buckler”), formerly Vice President of Business and Corporate Development, as the Company’s new Chief Executive Officer and President, effective January 1, 2016.  Buckler succeeds David Hall (“Hall”) who will retire as Chief Executive Officer at the end of the year after five years leading the Company.

The Company also announced that, effective January 1, 2016, Hall will replace Peter Jensen (“Jensen”), as the Chairman of the Board of Directors of the Company (“Board”). Jensen will remain as a director. Hall will also continue in an advisory capacity to the Company as it focuses on its near and long-term business strategy. The Board also appointed Buckler as a director, replacing the Company's Chief Medical Officer, Dr. Rolf Hoffmann.

Buckler has served as the Company’s Vice President of Business and Corporate Development since October 2014. He holds a Bachelors of Education and a law degree from the University of British Columbia. Since 2000, Buckler has been an executive in the cell therapy industry, first spending six years in the Stem Cell Technologies group of companies with Malachite Management and then over two years with Progenitor Cell Therapy. In 2008, Buckler started the Cell Therapy Group, a business development consultancy focused exclusively on the cell therapy industry. Buckler is a frequently invited speaker at industry conferences and an oft-quoted commentator on industry events. He has published numerous articles in peer-reviewed journals and trade publications.  He is on the Editorial Advisory Board for the journals, Regenerative Medicine, Cell and Gene Therapy Insights and BioProcess International. Buckler also serves on the board of directors and advisory boards of several other companies and organizations.

For a complete summary of the above-noted material changes please see the News Release attached as Schedule “A”.

5.2      Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall, President and Director, 604.248.8730

Item 9.	Date of Report

December 17, 2016

NEWS RELEASE

RepliCel Life Sciences Announces Leadership Transition

Lee Buckler, former VP Business & Corporate Development, appointed CEO President & Director; David Hall retires as CEO and named Board Chairman

VANCOUVER, BC – December 16, 2015 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSX.V: RP) (“RepliCel” or the “Company”) today announced that its Board of Directors (the “Board”) has appointed Lee Buckler, formerly Vice President of Business and Corporate Development, the Company’s new Chief Executive Officer and President, effective January 1, 2016.  Mr. Buckler succeeds David Hall, who will retire as Chief Executive Officer at the end of the year after five years leading the Company.

The Company also announced that effective January 1, 2016, David Hall will replace Peter Jensen, current Chairman of the Board, who will remain as a director.  Mr. Hall will also continue in an advisory capacity to the Company as it focuses on its near and long-term business strategy.  The Board also appointed Lee Buckler as a director, replacing the Company's Chief Medical Officer, Dr. Rolf Hoffmann.  This change in directorship enables Dr. Hoffmann to refocus his time on the advancement of RepliCel’s clinical trials and the commercialization of its dermal injector device.

“We are thankful for David’s leadership and commitment to excellence over the past five years.  He has helped transform RepliCel into an industry leader that is positioned strategically and operationally to capitalize on the opportunities that lie ahead.  His vision in expanding the Company's technology has been instrumental in creating the business we have today, with its exciting series of near-term milestones.  We are grateful he will remain involved and committed to the Company’s future in his role as Chairman of the Board,” said Peter Jensen, current Chairman of the Board.

“The next 18 months represent a very exciting period for RepliCel,” stated incoming CEO, Lee Buckler.  “We are indebted to both David and Peter for their leadership, which has been instrumental in positioning the Company for this next phase. I look forward to leading the Company's near and long-term evolution, maturation and growth as we move toward solidifying it as one of Canada's leading companies in the exciting biotechnology sector of regenerative medicine.”

“We are extremely confident in the Company's future under Lee’s vision and guidance.  Since joining RepliCel a little over a year ago, he has demonstrated a range of important leadership skills through his efforts to expand our licensing initiatives, improve operations and position the Company for its next successful phase of growth,” commented Peter Jensen.  “He is an excellent leader who has quickly gained the confidence of the Board, staff, and stakeholders.  He is a skilled communicator with strong business acumen and a clear vision for advancing the Company from product development to commercialization through executing near-term licensing deals, actively exploring corporate opportunities, and generating long-term shareholder value,” concluded Mr. Jensen.

“I am proud of the many accomplishments RepliCel has achieved over the past five years," said Mr. Hall.    "When I first joined the Company, RepliCel was singularly focused on its hair loss technology.  In partnership with Dr. Rolf Hoffmann, Dr. Kevin McElwee and the rest of the RepliCel team, the Company now has two distinct cellular technologies in development, three products in clinical trials, a partnership with one of the largest cosmetic companies in the world, and an innovative dermal injector device in late-stage, near-commercial development. I am sincerely grateful for the support I've received from the Board, our stakeholders and the RepliCel team. RepliCel is well positioned and on a clear path to meet a number of near-term milestones that have the potential to transform the Company’s value. I am confident in Lee’s ability to execute and to provide excellent leadership as RepliCel advances its multiple pipeline of products.  I look forward to actively supporting the advancement of the Company’s programs in my capacity as Chair of the Board.”

Lee has served as RepliCel's Vice President of Business and Corporate Development since October 2014. He holds a Bachelors of Education and a law degree from the University of British Columbia.  Since 2000, Lee has been an executive in the cell therapy industry first spending six years in the Stem Cell Technologies group of companies with Malachite Management and then over two years with Progenitor Cell Therapy.  In 2008, Lee started the Cell Therapy Group, a business development consultancy focused exclusively on the cell therapy industry. Lee is a frequently invited speaker at industry conferences and an oft-quoted commentator on industry events.  He has published numerous articles in peer-reviewed journals and trade publications.  He is on the Editorial Advisory Board for the journals, Regenerative Medicine, Cell and Gene Therapy Insights and BioProcess International.  Lee also serves on the board of directors and advisory boards of several other companies and organizations.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The Company’s product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration product under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel’s innovative technology utilizing cell populations isolated from a patient’s healthy hair follicles. The Company has also developed a propriety injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications.

Visit http://www.replicel.com for additional information.

For more information, please contact:
CORPORATE/MEDIA:
Tammey George, Director of Communications
Telephone: 604-248-8696 / tg@replicel.com

INVESTOR RELATIONS:
Lee Buckler, VP Business & Corporate Development
Telephone: 604-248-8693 / lee@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains projections and forward-looking statements, as that term is defined under applicable securities laws. Statements in this press release which are not purely historical are forward-looking statements and include (i) that the Company is one of Canada's leading companies in the exciting biotechnology sector of regenerative medicine, (ii) that the Company will move from product development to commercialization through executing near-term licensing deals, and (iii) that the Company will achieve its milestones, grow and generate long-term shareholder value. These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking statements, including: the risk that the Company will receive negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with Shiseido obtaining approval for its clinical trial; risks associated with the Company obtaining approval for its clinical trial in Germany; risks associated with the Company obtaining all necessary regulatory approvals for its various programs in Canada, the USA and Germany; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.
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